MyTravel

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

1 September 2005

RECEIVED
2005 SEP -7

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

05010938

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 26th August 2005, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

J:Grpsec-15-07-0801-001-SEC-3-050901

citigroup

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: transaction.control@citigroup.com

Company Secretary
Mytravel Group
Fax: 0161 232 6524

25 August, 2005

Dear Sir / Madam

Mytravel Group Ord GBP0.30 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 24/08/05, Standard Life Investments acquired 260,364 shares on behalf of Standard Life Group. This increased the total held as a **material** interest to 26,302,725 shares being 6.058% of the issued stock of that class.

No. of shares held	Registered Name
26,302,725	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

R L Atkinson

Transaction Control

Citibank, N.A. London Branch

Citibank, N.A. is incorporated with limited liability under the National Bank Act of the U.S.A. and has its head office at 399 Park Avenue, New York, NY 10043, U.S.A.. Citibank, N.A. London branch is registered in the U.K. at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB under No. BR001018 and is regulated by the FSA. VAT No. GB 429 6256 29. Ultimately owned by Citigroup Inc., New York, U.S.A..

This message is intended only for the use of the individual(s) named above and may contain confidential information. If you are not the named addressee or an employee or agent responsible for delivering this message to the named addressee, you are not authorised to retain, read, copy or disseminate this message or any part of it. If you have received this message in error, please notify us immediately by telephone and return the original facsimile to us at the above address

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Investments

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

260,364

6. Percentage of issued class

0.06%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

24 August 2005

11. Date company informed

25 August 2005

12. Total holding following this notification

26,302,725

13. Total percentage holding of issued class following this notification

6.03% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

25 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.